UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GasLog Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y2687W108

(CUSIP Number)

GasLog Ltd.

7 Rue du Gabian

MC 98000 Monaco

Copy to:

Nicola Lloyd, General Counsel

c/o GasLog Monaco S.A.M.

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

+377 97 97 51 15

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2687W108		13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) GasLog Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,843,691(1)

	8	Shared Voting Power

	9	Sole Dispositive Power 11,843,691

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,843,691

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13	Percent of Class Represented by Amount in Row (11) 26.1%(2)

14	Type of Reporting Person (See Instructions) CO

(1)  GasLog Ltd. (“GasLog”) beneficially owns 11,843,691 common units representing limited partner interests (“Common Units”) in the Issuer. In addition, GasLog beneficially owns 100% of the incentive distribution rights (the “IDRs”) of the Issuer and, through its wholly owned subsidiary, GasLog Partners GP LLC, 100% of the general partner units (the “GP Units”).

(2)  The percent ownership is calculated based on an aggregate number of 45,448,993 Common Units issued and outstanding as of November 26, 2018, as reported by the Issuer to the Reporting Person.

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D is being filed by GasLog Ltd., a Bermuda exempted company (“GasLog” or the “Reporting Person”) to amend the Schedule 13D filed on April 27, 2018 (the “Original Schedule 13D”).

This Amendment No. 1 hereby amends Item 4 and Item 6 of the Original Schedule 13D as follows:

Item 4.                                 Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by deleting in its entirety the fifth paragraph thereof and substituting the following paragraphs in lieu thereof:

GasLog and the Partnership have agreed to modify the capital structure of the Partnership with respect to the incentive distribution rights of the Partnership (“IDRs”). On November 27, 2018, the Partnership entered into, and closed the transactions contemplated by, an exchange agreement (the “Exchange Agreement”) with GasLog and the General Partner, pursuant to which GasLog contributed all of its IDRs (“Old IDRs”), which Old IDRs were canceled by the Partnership, in exchange for (i) the issuance by the Partnership to GasLog of 100% of a new class of IDRs (“New IDRs”) and (ii) the payment by the Partnership to GasLog of $25.0 million sourced from available cash.

Pursuant to a fifth amendment and restatement of the Partnership Agreement, dated November 27, 2018 (the Fifth Amended Agreement”), the New IDRs, as compared to the Old IDRs, reduce quarterly distributions in respect of the IDRs above $0.5625 per unit from 48% to 23% and waive IDR payments resulting from any vessel or other energy infrastructure asset acquired by the Partnership from a non-GasLog party.

The foregoing descriptions of the Exchange Agreement and the Fifth Amended Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Exchange Agreement and the Fifth Amended Agreement, which are filed as Exhibit 1 and Exhibit 2, respectively, to this Amendment No. 1.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following:

Item 4 of this Amendment No. 1 summarizes certain provisions of the Exchange Agreement and the Fifth Amended Agreement and is incorporated herein by reference.

Item 7.                                 Materials to be Filed as Exhibits

Exhibit 1 — Exchange Agreement, dated as of November 27, 2018, among GasLog Partners LP, GasLog Partners GP LLC and GasLog Ltd. (incorporated by reference to Exhibit 10.1 to the Form 6-K of GasLog Partners LP filed with the Commission on November 27, 2018).

Exhibit 2 — Fifth Amended and Restated Agreement of Limited Partnership of GasLog Partners LP, dated November 27, 2018 (incorporated by reference to Exhibit 3.2 to the Form 6-K of GasLog Partners LP filed with the Commission on November 27, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2018

By:	/s/ Paul A. Wogan
	Name:	Paul A. Wogan
	Title:	Chief Executive Officer